FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      ☒        Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐        No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NBG GROUP Results

H1 2008

Athens, 28 August 2008

in € million.	H1 2008	H1 2007	Δ
Net profit attributable to NBG shareholders *	835	724	+15%
Net profit from domestic activities	510	478	+7%
Finansbank attributable profit (TRY)	448	367	+22%
South East Europe attributable profit	107	61	+74%

Return on Equity	26%	24%	+200 bps
Cost to Income ratio	47%	49%	-2.1
Non-Performing loans ratio	3.2%	3.7%	-50 bps

Total Assets (€ billion)	94.5	82.3	+15%
Loans / Deposits	94%	86%	+800 bps

Against a backdrop of continuing turbulence in international markets and deteriorating expectations, we have delivered another quarter of outstanding performance in all regions in which our Group operates.

Our measured and prudent growth supported our core revenues and helped us achieve record core profit. The unique structure of our funding base shields us from the current turmoil and allows us to continue with our expansion plans. Strict cost control, despite the dynamic expansion of our SEE and Turkish franchises, ranks us in the best in class efficiency levels among our peers.

The results of the first two quarters of 2008 reinforce our conviction that prudent profitable growth, combined with ample liquidity and strong capital position, is the only way forward in order to realise our strategic objectives.

Athens, August 2008
Takis Arapoglou
Chairman and Chief Executive Officer

* Excluding the one-off industry-wide tax settlement in Turkey of €21 million and profits from the sale of AGET

Group net profit up by 15% yoy to €835 million

Group net profit for H1 2008 rose to €835 million, up 15% yoy. Return on equity reached 26%, up 2 percentage points compared with the first half of 2007.

These results reflect solid growth in core banking businesses in both the domestic market and the markets of Turkey and Southeast Europe. In particular:

•                  Net profit from operations in Greece reached €510 million, up 7% yoy.

•                  Finansbank contributed 29% of total Group profit with net attributable profit for H1 up 22% yoy, amounting to €238 million.

•                  Group units operating in Southeast Europe (SEE) posted impressive 74% growth in net profit yoy to €107 million, representing 13% of Group profit.

Strong liquidity and prudent loan expansion support net interest income

Group net interest income topped €1729 million, up 20% yoy from €1443 million in 1H 2007. This increase in Group NII is a particularly positive development in light of the continuing liquidity crisis and reflects prudent loan expansion in Greece and abroad, in conjunction with efficient deposit gathering in the midst of the global liquidity crisis.

Despite stiff competition in the deposit market and the subsequent rise in funding costs, net interest margin in Q2 2008 remained for the 4th quarter in a row since the credit crisis begun, at around 4.30%, compared with 4.22% in Q2 2007.

The Group’s solid H1 performance, particularly in the area of interest income, reflects NBG’s solid fundamentals, which worked to counterbalance the impact from the international credit crunch.

Total Group lending reached €61.4 billion in June 2008, an increase of 25% over the €49.3 billion portfolio in June 2007. This reiterates the Group’s strong growth prospects despite the monetary discipline prevailing in much of the region.

The rapid growth in lending in 2008 has not adversely affected asset quality. The non-performing loan ratio for the Group remains at 3.2%, down by 0.5 percentage points yoy.

2

Customer deposits grew by 15.5% yoy to €63.9 billion. As a result, our loan-to-deposit ratio stands at 94% compared with 86% in H1 2007, a comparatively low ratio which continues to provide us with a strong competitive edge, especially in the current liquidity crisis in international markets.

While expansion of our network in SEE and Turkey has been aggressive (+193 branches over the past 12 months and +2300 employees) and integration of our operations has involved higher investment costs, the Group’s operating expenses increased by a mere 4% yoy to €1078 million in H1 2008 from €1036 million in H1 2007. This performance is particularly good given the strong inflationary pressures throughout the region and rewards the Group’s on-going efforts to cut back costs. As a result, our cost/income ratio fell to 47% from 49.1% in H1 2007.

Domestic business: Sustained loan growth

Domestic retail lending continues to expand at a brisk pace, reaching €27.7 billion, up 20% yoy. Specifically:

•                  Mortgage lending is up 17% yoy, reaching €17.6 billion. In the first half of 2008 new mortgage disbursements topped €1.7 billion (of which €1 billion in Q2 2008), maintaining NBG’s leading position in this critical segment.

•                  Consumer loans and credit card balances grew by 27% yoy reaching €6.3 billion. This increase reflects robust origination in consumer lending, which in H1 2008 alone generated disbursements of over €300 million, up 95% yoy. At the same time the number of credit cards increased as a result of recent renewed efforts to boost circulation.

•                  Lending to small businesses and professionals totalled €3.9 billion, up 22% yoy, with the number of new customers also increasing significantly.

Corporate lending balances (lending to medium-sized and large corporates) totalled €14.5 billion, up by an impressive 17% yoy, achieving for the first time growth comparable growth rates to those of retail lending.

Domestic lending

€ mn	H1 08	± %
Mortgages	17550	+17%
Consumer lending	6259	+27%
SBLs	3872	+22%
Total retail	27681	+20%
Corporate lending	14502	+17%
Domestic lending	42183	+19%

Domestic business: expansion of deposit base

Customer deposits in Greece stood at €51.7 billion, up 7% on December 2007 and 5% on Q1 2008. Despite fierce competition, our savings deposits market share edged up in the first half of 2008 by 0.3 percentage point to 32.6%. This performance highlights NBG’s role as a household savings bank in Greece.

3

Mutual funds under management reached €5.9 billion. Market share in total mutual funds stands at 30.6%, up 0.2 percentage points yoy, while our market share excluding money market funds increased by 2 percentage points yoy to 18.8%.

Finansbank: continuing dynamic growth

Finansbank’s attributable net income (before the industry-wide one-off tax settlement) for H1 2008, was €238 million (TRY448 million), an increase of 22% yoy. Finansbank generated 29% of Group net profit.

This performance reflects strong growth in Finansbank’s NII, which in H1 2008 increased by 28% to TRY815 million, and commission income, which over the same period increased by 28% to TRY262 million.

Finansbank’s loan book at the end of June 2008 stood at TRY20.8 billion (€10.8 billion), up 38% (in TRY) yoy.

Retail lending continues to be the key driver behind Finansbank’s loan book expansion. Total retail lending in June 2008 stood at TRY8.3 billion (€4.3 billion), up 60% yoy. In particular, Finansbank’s mortgage and consumer loan portfolios posted impressive increases of 49% and 62% yoy respectively. Finansbank business lending increased to TRY12.4 billion (€6.4 billion), up 26% yoy.

The rapid loan growth has not affected asset quality, with the NPL ratio for Finansbank in June 2008 standing at 2.4%, on a par with December 2007.

Finansbank

TRY mn	H1 08	± %
NII	815	+28%
Net fees	262	+28%
OpEx	(503)	+21%
Core profit	574	+34%
Net profit excl one-offs	448	+22%

Finansbank: Impressive growth in deposits

Finansbank’s customer deposits continue to post impressive growth. In particular, deposits in local currency increased by 41% yoy to TRY7.2 billion (€3.7 billion) compared with TRY5.1 billion (€2.9 billion) in June 2007.

Finansbank’s network expansion plan is nearing completion, having added 66 new branches to its network since June 2007, and totalling 418 units as at the end of June 2008.

Southeast Europe: Stellar growth rates in profitability

Net profit from our SEE operations amounted to €107 million, up by an impressive 74% yoy. All countries in the region demonstrated strong profitability, reflecting disciplined organic growth and tight cost controls, with the cost/income ratio below 50% for the first time.

This is the direct result of our rapidly expanding presence in the region, which is maturing and attracting an increasing number of customers. With the addition of 127 new branches since last June the total network has reached 695 branches. Accordingly, our headcount in the SEE region increased by 11% yoy to 9046 employees in June 2008.

SEE operations

€ mn	H1 08	± %
NII	217	+49%
Net fees	52	+15%
OpEx	(140)	+22%
Core profit	129	+70%
Net profit	107	+74%

4

Our lending in SEE increased by 62% yoy to €8.4 billion while retail banking operations continue to be the primary growth driver. Retail loans grew by 56% to €3.3 billion. This dynamic growth of our lending portfolio in the region resulted in an increase of a full percentage point in market share to 8.5% (from 7.5% in June 2007), very close indeed to our business plan stated target of 10%.

NPLs for our SEE business stand at 2.2%. Despite the strong growth in the loan portfolio the credit quality has improved (down 0.4 percentage points q/q).

Capital Adequacy

Following the issue of $625 million worth of preference shares in June 2008, the Tier I capital adequacy ratio stands at 9.9% while the Total Capital ratio stands at 10.7%, thereby enabling unbroken growth for the Group both in Greece and abroad.

5

National Bank of Greece S.A.

Group and Bank

Financial Report as at 30 June 2008

August 2008

Certification of the Board of Directors

on the financial statements as at 30 June 2008

CERTIFICATIONS

Certification of Chairman and Chief Executive Officer, Vice Chairman and Deputy Chief Executive Officer, and a member of the Board of Directors pursuant to Article 5(c) of Law 3556/07.

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)   The financial statements for the six month period ended 30.06.2008 have been prepared in accordance with International Financial Reporting Standards in force and present a true and fair view of the assets, liabilities equity and results of operation of National Bank of Greece and of the companies included in the consolidation.

(2)   The management’s interim report truly and fairly presents all information required by Article 5, Para 6 of Law 3556/07.

Athens, 28 August 2008

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE BOD MEMBER.

AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	STEFANOS G. PANTZOPOULOS

Board of Directors Report

for the period ended 30 June 2008

Management’s interim report

on the consolidated financial statements of National Bank of Greece for the six month period ended 30 June 2008

Economic environment during the first half of 2008

The global economy during the first half of 2008 is characterized by the slow-down of US economic activity, mainly due to the substantial decline in the US housing market and the surging oil and food prices. The interbank and credit markets continued to suffer from lack of liquidity and confidence. In this environment, the ECB proceeded with a 25 bps rate hike to 4,25 per cent in June 2008, in an effort to tame inflationary pressures, whereas the Fed emphasized the bolstering of economic growth prospects, cutting its policy rate by a cumulative 225 bps to 2 per cent in the first half of 2008.

In Greece, monetary conditions have tightened slightly in recent months, reflecting continuing uncertainty in money markets, the interest rate hike by the ECB and the strong euro.

An important development is the resilience of Turkey and the countries of Southeast Europe to the adverse global economic environment, the economic growth of which reached 6,6% and7,7% respectively in the first quarter of 2008.

Analysis of financial figures of the NBG Group

In light of the above, NBG Group net profit reached €814 million, down 7% from 2007. Excluding the profit from the sale of AGET, the tax rebate to Finansbank in 2007 and the one-off expense of €21 million relating to Finansbank’s tax audit settlement in the first half of 2008, Group net profit rose to €835 million, up +15% yoy. Return on equity reached 26%, up 2 percentage points compared with the first half of 2007.

These results reflect solid growth in core banking business in both the domestic market and the markets or Turkey and Southeast Europe and in particular due to: (1) the increase by 7% yoy to €510 million of net profit from operations in Greece, (2) Finansbank contributing 29% of total Group profit with net attributable profit for H1 up 22% yoy, amounting to €238 million, (3) to the impressive growth by 74% yoy to €107 million of net profit of Group units operating in Southeast Europe (SEE), representing 13% of Group profit.

Group net interest income topped €1.729 million, up 20% yoy from €1.443 million in H1 2007.

Total Group lending reached €61,4 billion in June 2008, an increase of 25% over the €49,3 billion portfolio in June 2007.

Customer deposits grew by 15.5% yoy to €63.9 billion. As a result, our loan-to-deposit ratio stands at 94% compared with 86% in H1 2007.

Operating expenses increased by a mere 4% yoy to €1,078 million in H1 2008 from €1.036 million in H1 2007, despite the aggressive expansion of our network in SEE and Turkey (+193 branches over the past 12 months and+2.300 employees) and higher investment costs resulting from integration of our operations.

Following the issue of $625 million worth of preference shares in June 2008, the Tier I capital adequacy ratio stands at 9,9% while the Total Capital ratio stands at 10,7%, ranking NBG amongst the Groups with the most robust capital base in Europe and thereby enabling unbroken growth for the Group both in Greece and abroad.

Uncertainties and prospects for the future

The main sources of uncertainty to the outlook of the Greek economy reflect: (i) the continuation of the slowdown of the eurozone economy, (ii) the persistence of inflationary pressures despite the recent fall in oil prices, and (iii) a potentially broader than currently expected impact of adverse international financial market developments on domestic financing conditions. For 2008 as a whole, GDP is expected to grow, despite its slow-down compared to 2007, at a healthy 3,3%.

In Southeastern Europe and Turkey, the macroeconomic fundamentals are expected to remain strong, led by declining inflation. Tighter fiscal and monetary policies as well as the slow-down of the eurozone economy could have a potential negative effect on the GDP growth rate, which is expected to reach 6,2% for Southestern Europe and 4,3% for Turkey.

The Group’s solid H1 performance, particularly in the area of interest income, reflects NBG’s solid fundamentals which worked to counterbalance the impact from the international credit crunch, consisting of a strong base to absorb any problems from future uncertainties. The Group, with prudent and profitable growth, combined with ample liquidity and strong capital position, will have the ability to realize its strategic objectives.

Issue of Preference Shares

Following the resolution of Bank’s Annual General Meeting of the Shareholders held on 15 May 2008, the following were approved:

a)              The share capital increase by €95,3 million through the issue of 19.067.838 new shares with a nominal value of €5 per share to existing shareholders without payment, instead of additional €1 dividend for the year 2007, at a ratio of four new shares for every one hundred shares owned.

b)             The issue of redeemable preference shares of up to €1,5 billion. Following the above resolution, on 6 June 2008, the Board of Directors of the Bank issued 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, which were offered in the form of American Depositary Shares in the United States, at a price of USD25 per preference share (equivalent to €16,11). The total proceeds of the offering amounted to USD625 million or €402,7 million. The annual dividend rate is set to USD2,25 per Preference Share. The American Depositary Shares are evidenced by American Depositary Receipts and are listed on the New York Stock Exchange.

Furthermore, on 26 June 2008, the Board of Directors of the Bank approved the share capital increase by €1,94 million through the issue of 387.970 ordinary shares derived from the exercise of stock options under Program B.

Following the said increases, the total paid-up share capital of the Bank amounted to €2.490.771 thousand divided into a) 496.654.269 ordinary shares of a par value of €5 each, and b) 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, of a par value of €0,30 each.

Other information

On 19 August 2008, the Bank accepted the proposal of FIBA Holdings AS (the sellers) to acquire the remaining shares of Finansbank held by the sellers, as provided for in the shareholders agreement between the Bank and the sellers. The exercise price will be determined based on formulas in accordance with the agreement.

Own share purchase program

The Bank’s Annual General Meeting of the Shareholders held on 17 April 2008, approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Companies Act 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from 25 May 2008 through 24 May 2009, at a minimum price of €5 and a maximum of €60 per share.

Transactions with related parties

The Group and the Bank, during the first half of 2008, entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those individuals, in the normal course of business. Transactions with related parties entered into during the first half of 2008 were not significant and are disclosed in note 12 of the financial statements.

Athens, 28 August 2008

THE CHAIRMAN
AND CHIEF EXECUTIVE OFFICER

EFSTRATIOS-GEORGIOS
A. ARAPOGLOU

Auditors Review Report

for the period ended 30 June 2008

Report on Review of Interim Financial Information

To the Shareholders of the NATIONAL BANK OF GREECE S.A.

Introduction

We have reviewed the accompanying condensed balance sheet of National Bank of Greece S.A. (the “Bank”) and the condensed consolidated balance sheet of the Bank and its subsidiaries (the “Group”) as of 30 June 2008 and the related condensed statements of income, changes in equity and cash flows of the Bank and the Group for the six-month period then ended, as well as the selected explanatory notes, which comprise the interim financial information, which is an integral part of the six-month financial report provided by article 5 of Law 3556/2007. Management is responsible for the preparation and presentation of this interim financial information in accordance with International Financial Reporting Standards as adopted by the European Union and apply to interim financial reporting (“IAS 34”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” to which the Greek Auditing Standards refer to. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Greek Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Reference to Other Legal and Regulatory Requirements

In addition to the interim financial information above we have reviewed the additional information of the six month financial report provided by article 5 of Law 3556/2007 and the relevant Resolutions of the Capital Markets Commission issued pursuant to the abovementioned Law. Based on our review we concluded that the financial report includes the data and information that is required by the abovementioned Law and Resolutions and is consistent with the accompanying financial information.

Athens, 29 August 2008

The Certified Public Accountant

Nicolaos C. Sofianos

Reg. No (ICPA (GR)): 12231

250 – 254 Kifissias Ave., 152 31 Halandri

Deloitte.

Hadjipavlou, Sofianos & Cambanis S.A.

Assurance & Advisory Services

Reg. No (ICPA (GR)): E 120

Income Statement

for the period ended 30 June 2008

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.06.2008	30.06.2007	30.06.2008	30.06.2007

Interest & similar income		3.341.211	2.743.217	2.019.315	1.705.734
Interest expense & similar charges		(1.611.806)	(1.299.864)	(1.042.335)	(835.126)
Net interest income		1.729.405	1.443.353	976.980	870.608

Fee and commission income		416.473	404.554	149.698	166.559
Fee and commission expense		(40.059)	(40.221)	(17.222)	(20.574)
Net fee and commission income		376.414	364.333	132.476	145.985

Earned premia net of reinsurance		330.786	379.319	—	—
Net claims incurred		(235.315)	(329.387)	—	—
Earned premia net of claims and commissions		95.471	49.932	—	—

Net trading income and results from investment securities		38.308	280.659	(21.345)	221.812
Dividend and net other operating income		38.326	95.768	79.862	33.754
Total operating income		2.277.924	2.234.045	1.167.973	1.272.159

Personnel expenses		(658.469)	(651.865)	(398.995)	(423.582)
General, administrative & other operating expenses		(354.668)	(318.945)	(141.296)	(125.380)
Depreciation, amortisation & impairment charges of fixed assets		(76.073)	(65.068)	(36.434)	(30.706)
Amortisation of intangible assets recognised on business combinations		(13.801)	(12.505)	—	—
Finance charge on put options of minority interests		(7.136)	(7.248)	(7.136)	(7.248)
Impairment losses on loans & advances		(180.490)	(167.013)	(126.513)	(124.969)
Share of profit of associates		208	16.675	—	—
Profit before tax		987.495	1.028.076	457.599	560.274

Tax expense		(162.680)	(136.911)	(74.866)	(55.720)
Profit for the period		824.815	891.165	382.733	504.554

Attributable to:
Minority interests		11.259	13.460	—	—
NBG equity shareholders		813.556	877.705	382.733	504.554

Earnings per share- Basic	4	1,46	1,60	0,77	1,02
Earnings per share- Diluted	4	1,46	1,59	0,77	1,02

Athens, 28 August 2008

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 13 to 22 form an integral part of these financial statements

Income Statement

for the period ended 30 June 2008

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.06.2008	30.06.2007	30.06.2008	30.06.2007

Interest & similar income		1.685.436	1.410.087	1.029.176	881.807
Interest expense & similar charges		(810.626)	(674.956)	(531.249)	(440.690)
Net interest income		874.810	735.131	497.927	441.117

Fee and commission income		212.662	205.343	80.012	84.670
Fee and commission expense		(24.184)	(21.793)	(12.270)	(3.754)
Net fee and commission income		188.478	183.550	67.742	80.916

Earned premia net of reinsurance		175.455	196.139	—	—
Net claims incurred		(108.150)	(172.803)	—	—
Earned premia net of claims and commissions		67.305	23.336	—	—

Net trading income and results from investment securities		14.440	220.473	(51.521)	175.125
Dividend and net other operating income		16.216	39.413	29.341	27.911
Total operating income		1.161.249	1.201.903	543.489	725.069

Personnel expenses		(337.485)	(342.902)	(204.799)	(226.992)
General, administrative & other operating expenses		(182.810)	(168.544)	(76.268)	(64.293)
Depreciation, amortisation & impairment charges of fixed assets		(39.185)	(32.641)	(18.906)	(15.805)
Amortisation of intangible assets recognised on business combinations		(6.628)	(6.326)	—	—
Finance charge on put options of minority interests		(3.020)	(3.624)	(3.020)	(3.624)
Impairment losses on loans & advances		(92.502)	(85.010)	(63.458)	(64.330)
Share of profit of associates		103	11.629	—	—
Profit before tax		499.722	574.485	177.038	350.025

Tax expense		(79.945)	(70.383)	(20.035)	(36.409)
Profit for the period		419.777	504.102	157.003	313.616

Attributable to:
Minority interests		7.286	6.907	—	—
NBG equity shareholders		412.491	497.195	157.003	313.616

Earnings per share- Basic	4	0,70	0,87	0,32	0,63
Earnings per share- Diluted	4	0,70	0,87	0,32	0,63

Athens, 28 August 2008

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 13 to 22 form an integral part of these financial statements

Balance Sheet

as at 30 June 2008

		Group		Bank
€ 000’s	Note	30.06.2008	31.12.2007	30.06.2008	31.12.2007
ASSETS
Cash and balances with central banks		3.970.424	6.109.648	1.886.620	4.135.632
Treasury bills and other eligible bills		327.935	228.001	200.884	67.142
Due from banks (net)		2.764.725	3.689.849	4.485.276	4.318.696
Financial assets at fair value through P&L		11.378.558	12.139.287	10.327.714	10.981.488
Derivative financial instruments		918.830	394.904	782.596	331.206
Loans and advances to customers (net)	5	59.859.367	54.693.204	43.584.030	39.568.570
Investment securities		6.211.842	4.626.548	4.207.529	2.537.345
Investment property		151.417	153.628	—	160
Investments in subsidiaries		—	—	6.495.028	6.434.777
Investments in associates		90.842	73.586	21.586	21.492
Goodwill, software & other intangible assets	6	2.669.743	2.933.103	87.910	80.200
Property & equipment	7	1.941.108	1.936.815	946.820	955.572
Deferred tax assets		391.073	288.330	258.379	156.486
Insurance related assets and receivables		763.124	789.932	—	—
Current income tax advance		185.854	115.986	185.854	115.986
Other assets		2.799.717	2.097.474	1.899.228	1.354.198
Non current assets held for sale		116.702	115.279	—	—
Total assets		94.541.261	90.385.574	75.369.454	71.058.950

LIABILITIES
Due to banks		10.667.895	10.373.844	8.879.579	8.935.585
Derivative financial instruments		975.550	1.071.806	692.780	580.062
Due to customers	8	63.914.977	60.530.411	52.456.615	49.259.670
Debt securities in issue		2.102.958	2.289.735	—	—
Other borrowed funds		1.630.571	1.723.046	3.403.956	3.482.135
Insurance related reserves and liabilities		2.181.159	2.167.621	—	—
Deferred tax liabilities		422.779	247.473	278.939	133.731
Retirement benefit obligations		221.321	239.382	107.662	110.540
Current income tax liabilities		17.112	37.029	—	—
Other liabilities		3.672.631	3.156.757	2.471.978	2.021.306
Liabilities held for sale		8.273	6.535	—	—
Total liabilities		85.815.226	81.843.639	68.291.509	64.523.029

SHAREHOLDERS’ EQUITY
Share capital	10	2.490.771	2.385.992	2.490.771	2.385.992
Share premium account		2.682.084	2.292.753	2.682.084	2.292.753
Less: treasury shares	10	(25.826)	(21.601)	(21.601)	(21.601)
Reserves and retained earnings		1.553.935	1.813.276	1.926.691	1.878.777
Equity attributable to NBG shareholders		6.700.964	6.470.420	7.077.945	6.535.921

Minority Interest		507.550	507.889	—	—
Preferred securities		1.517.521	1.563.626	—	—
Total equity		8.726.035	8.541.935	7.077.945	6.535.921

Total equity and liabilities		94.541.261	90.385.574	75.369.454	71.058.950

Athens, 28 August 2008

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 13 to 22 form an integral part of these financial statements

Statement of Changes in Equity-Group

for the period ended 30 June 2008

	Attributable to equity holders of the parent company							Minority
	Share capital		Share premium			Reserves &		Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	Retained earnings	Total	Preferred securities	Total
At 1 January 2007	2.376.436	—	2.263.725	—	(26.826)	1.983.890	6.597.225	2.235.679	8.832.904
Movement in the available for sale securities reserve, net of tax	—	—	—	—	—	3.319	3.319	(5.418)	(2.099)
Currency translation differences	—	—	—	—	—	181.462	181.462	(2.226)	179.236
Profit/(loss) recognised directly in equity	—	—	—	—	—	184.781	184.781	(7.644)	177.137
Net profit/(loss) for the period	—	—	—	—	—	877.705	877.705	13.460	891.165
Total	—	—	—	—	—	1.062.486	1.062.486	5.816	1.068.302
Dividends to preferred securities	—	—	—	—	—	(90.501)	(90.501)	—	(90.501)
Dividends to equity shareholders	—	—	—	—	—	(474.608)	(474.608)	—	(474.608)
Share based payments	—	—	—	—	—	8.560	8.560	—	8.560
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	(1.297.948)	(1.297.948)	(468.921)	(1.766.869)
Purchases/ disposals of treasury shares & preferred securities	—	—	—	—	6.851	7.706	14.557	—	14.557
Balance at 30 June 2007	2.376.436	—	2.263.725	—	(19.975)	1.199.585	5.819.771	1.772.574	7.592.345
Movements from 1.07.2007 to 31.12.2007	9.556	—	29.028	—	(1.626)	613.691	650.649	298.941	949.590
Balance at 31 December 2007 and At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	1.813.276	6.470.420	2.071.515	8.541.935
Movement in the available for sale securities reserve, net of tax	—	—	—	—	—	(194.812)	(194.812)	(155)	(194.967)
Currency translation differences	—	—	—	—	—	(437.507)	(437.507)	(54.648)	(492.155)
Cash flow hedge	—	—	—	—	—	1.520	1.520	—	1.520
Net investment hedge	—	—	—	—	—	(63.107)	(63.107)	—	(63.107)
Profit/(loss) recognised directly in equity	—	—	—	—	—	(693.906)	(693.906)	(54.803)	(748.709)
Net profit/(loss) for the period	—	—	—	—	—	813.556	813.556	11.259	824.815
Total	—	—	—	—	—	119.650	119.650	(43.544)	76.106
Share capital increase	95.339	7.500	—	395.138	—	(95.339)	402.638	—	402.638
Share capital issue costs	—	—	(161)	(12.288)	—	—	(12.449)	—	(12.449)
Stock options exercised	1.940	—	6.642	—	—	—	8.582	—	8.582
Dividends to preferred securities	—	—	—	—	—	(89.000)	(89.000)	—	(89.000)
Dividends to ordinary shareholders	—	—	—	—	—	(190.651)	(190.651)	—	(190.651)
Share based payments	—	—	—	—	—	11.199	11.199	—	11.199
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	(10.652)	(10.652)	(2.900)	(13.552)
Purchases/ disposals of treasury shares & preferred securities	—	—	—	—	(4.225)	(4.548)	(8.773)	—	(8.773)
Balance at 30 June 2008	2.483.271	7.500	2.299.234	382.850	(25.826)	1.553.935	6.700.964	2.025.071	8.726.035

The notes on pages 13 to 22 form an integral part of these financial statements

Statement of Changes in Equity-Bank

for the period ended 30 June 2008

	Share capital		Share premium			Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	Retained earnings	Total
At 1 January 2007	2.376.436	—	2.263.725	—	(4.490)	1.482.877	6.118.548
Movement in the available for sale securities reserve, net of tax	—	—	—	—	—	1.559	1.559
Currency translation differences	—	—	—	—	—	266	266
Profit/(loss) recognised directly in equity	—	—	—	—	—	1.825	1.825
Net profit/(loss) for the period	—	—	—	—	—	504.554	504.554
Total	—	—	—	—	—	506.379	506.379
Dividends to equity shareholders	—	—	—	—	—	(475.287)	(475.287)
Cash flow hedge accounting	—	—	—	—	—	(3.383)	(3.383)
Share based payments	—	—	—	—	—	8.560	8.560
Merger of subsidiary		—		—		(42.940)	(42.940)
Purchases/ disposals of treasury shares	—	—	—	—	4.490	3.584	8.074
Balance at 30 June 2007	2.376.436	—	2.263.725	—	—	1.479.790	6.119.951
Movements from 01.07.2007 to 31.12.2007	9.556	—	29.028	—	(21.601)	398.987	415.970
Balance at 31 December 2007/ At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	1.878.777	6.535.921
Movement in the available for sale securities reserve, net of tax	—	—	—	—	—	(61.052)	(61.052)
Currency translation differences	—	—	—	—	—	(469)	(469)
Cash flow hedge	—	—	—	—	—	1.520	1.520
Profit/(loss) recognised directly in equity	—	—	—	—	—	(60.001)	(60.001)
Net profit/(loss) for the period	—	—	—	—	—	382.733	382.733
Total	—	—	—	—	—	322.732	322.732
Share capital increase	95.339	7.500	—	395.138	—	(95.339)	402.638
Share capital issue costs	—	—	(161)	(12.288)	—	—	(12.449)
Stock options exercised	1.940	—	6.642	—	—	—	8.582
Dividends to ordinary shareholders	—	—	—	—	—	(190.678)	(190.678)
Share based payments	—	—	—	—	—	11.199	11.199
Balance at 30 June 2008	2.483.271	7.500	2.299.234	382.850	(21.601)	1.926.691	7.077.945

The notes on pages 13 to 22 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 June 2008

		Group		Bank
		6 month period ended		6 month period ended
€ 000’s	Note	30.06.2008	30.06.2007	30.06.2008	30.06.2007
Cash flows from operating activities
Profit for the period		824.815	891.165	382.733	504.554
Non-cash items included in profit and other adjustments		324.260	119.605	137.184	46.854
Net (increase) / decrease in operating assets		(2.594.355)	(669.042)	(1.549.979)	442.458
Net increase / (decrease) in operating liabilities		482.472	532.252	407.960	(84.090)
Net cash flow from/(used in) operating activities		(962.808)	873.980	(622.102)	909.776

Cash flows from investing activities
Net cash from / (used in) investing activities		(2.249.873)	(2.205.331)	(1.872.171)	(1.537.967)

Cash flows from financing activities
Net cash from / (used in) financing activities		(115.121)	193.056	187.926	242.274

Effect of foreign exchange rate changes on cash and cash equivalents		(126.334)	176.813	(14.535)	46.193
Net increase/(decrease) in cash and cash equivalents		(3.454.136)	(961.482)	(2.320.882)	(339.724)
Cash and cash equivalents at beginning of period		6.164.920	4.943.481	5.456.449	3.597.115
Cash and cash equivalents at end of period		2.710.784	3.981.999	3.135.567	3.257.391

The notes on pages 13 to 22 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                                    General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Exchange (“Athex”) since 1880. The Bank has further listings in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou Street, Athens Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 167 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and Turkey.

The Board of Directors consists of the following members:

Executive Members
Efstratios (Takis) - Georgios A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman - Deputy Chief Executive Officer

Non-Executive Members
Achilleas D. Mylonopoulos	Employees’ representative
Ioannis P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School & Legal Counsellor
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman of Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
Constantinos D. Pilarinos	Economist
Drakoulis K. Fountoukakos - Kyriakakos	Entrepreneur, Chairman, KEME of Hellenic Chamber of Commerce
George I. Mergos	Professor, University of Athens and Governor of IKA (Social Security Fund)
Ploutarhos K. Sakellaris	Professor, University of Athens and Chairman, Council of Economic Advisors

*On 28 August 2008, Mr Panagiotis Drosos was elected as a member of the Board following the resignation of Mr Ploutarhos K. Sakellaris on 1 August 2008

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2010 following their election by the shareholders’ general meeting on 25 May 2007.

These financial statements have been approved for issue by the Bank’s Board of Directors on 28 August 2008.

Notes to the Financial Statements

Group and Bank

NOTE 2:                                    Summary of significant accounting policies

2.1          Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the six month period ended 30 June 2008 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. When necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

2.2          Principal accounting policies

The interim financial statements include selected explanatory notes and they do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2007. The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

2.3          Estimates

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2007.

NOTE 3:                                    Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers of the Group, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece, SE Europe, Cyprus and Turkey.

International

The Group’s international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

The Group’s banking activities in Turkey, represented by Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel, etc).

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

6-month period ended 30 June 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group

Net interest income	842.911	177.612	55.736	18.982	232.870	433.485	(32.191)	1.729.405
Net fee and commission income	85.622	35.106	65.275	154	50.983	139.533	(259)	376.414
Other	16.150	(44.535)	42.860	91.967	18.280	(1.372)	48.755	172.105
Total operating income	944.683	168.183	163.871	111.103	302.133	571.646	16.305	2.277.924
Direct costs	(295.581)	(18.968)	(39.822)	(82.152)	(145.619)	(269.564)	(77.867)	(929.573)
Allocated costs and provisions	(258.839)	(36.512)	(9.189)	(233)	(30.146)	(29.144)	2.999	(361.064)
Share of profit of associates	—	—	(30)	273	155	—	(190)	208
Profit before tax	390.263	112.703	114.830	28.991	126.523	272.938	(58.753)	987.495
Tax expense								(162.680)
Profit for the period								824.815
Minority interest								(11.259)
Profit attributable to NBG shareholders								813.556

Other Segment items
Depreciation, amortisation & impairment charges	9.363	450	1.647	4.818	13.572	18.834	41.190	89.874
Provision for loans impairment & advances	118.316	16.549	—	—	24.346	29.144	(7.865)	180.490

Breakdown by business segment

6-month period ended 30 June 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group

Net interest income	827.860	147.922	41.837	17.339	151.644	350.349	(93.598)	1.443.353
Net fee and commission income	96.371	33.021	74.317	2.416	46.554	112.593	(939)	364.333
Other	15.114	(29.872)	118.439	75.580	17.783	82.201	147.114	426.359
Total operating income	939.345	151.071	234.593	95.335	215.981	545.143	52.577	2.234.045
Direct costs	(302.746)	(21.743)	(30.655)	(79.197)	(124.738)	(227.446)	(96.420)	(882.945)
Allocated costs and provisions	(249.704)	(33.909)	(8.815)	(235)	(28.650)	(15.708)	(2.678)	(339.699)
Share of profit of associates	—	—	(78)	194	98	—	16.461	16.675
Profit before tax	386.895	95.419	195.045	16.097	62.691	301.989	(30.060)	1.028.076
Tax expense								(136.911)
Profit for the period								891.165
Minority interest								(13.460)
Profit attributable to NBG shareholders								877.705

Other Segment items
Depreciation, amortisation & impairment charges	9.563	252	1.059	5.104	12.845	13.606	35.144	77.573
Provision for loans impairment & advances	118.821	16.777	—	—	24.562	15.708	(8.855)	167.013

Notes to the Financial Statements

Group and Bank

NOTE 4:                                    Earnings per share

	Group		Bank
	30.06.2008	30.06.2007	30.06.2008	30.06.2007

Net profit attributable to equity holders of the parent	813.556	877.705	382.733	504.554
Less: dividends paid to preferred securities	(89.000)	(90.501)	—	—
Net profit attributable to NBG ordinary shareholders	724.556	787.204	382.733	504.554
Weighted average number of ordinary shares outstanding	495.709.294	493.434.113	495.828.460	494.077.353
Weighted average number of ordinary shares outstanding for basic EPS	495.709.294	493.434.113	495.828.460	494.077.353
Potential dilutive ordinary shares under stock options	1.534.518	1.104.200	1.534.518	1.104.200
Weighted average number of ordinary shares for dilutive EPS	497.243.812	494.538.313	497.362.978	495.181.553

Earnings per share - Basic	€1,46	€1,60	€0,77	€1,02
Earnings per share - Diluted	€1,46	€1,59	€0,77	€1,02

The potential dilutive ordinary shares result from the Bank’s stock option plans. The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 1.534.518 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

The weighted average number of ordinary shares outstanding for both basic and diluted EPS has been adjusted to incorporate the shares issued as described in Note 10 from the beginning of the earliest period presented.

NOTE 5:                                    Loans & advances to customers (net)

	Group		Bank
	30.06.2008	31.12.2007	30.06.2008	31.12.2007

Mortgages	20.639.906	19.290.148	17.668.272	16.500.230
Consumer loans	7.273.071	6.422.789	4.543.723	4.072.811
Credit cards	3.526.167	3.250.743	1.685.054	1.563.028
Small business lending	4.786.105	3.797.699	3.741.923	3.586.232
Retail lending	36.225.249	32.761.379	27.638.972	25.722.301
Corporate lending	25.158.127	23.490.317	16.852.770	14.744.472
Total	61.383.376	56.251.696	44.491.742	40.466.773
Less: Allowance for impairment on loans & advances to customers	(1.524.009)	(1.558.492)	(907.712)	(898.203)
Total	59.859.367	54.693.204	43.584.030	39.568.570

NOTE 6:                                    Goodwill, software & other intangibles assets

The reduction in the net book value of goodwill, software and other intangibles assets account is mainly due to the foreign exchange differences arisen from the translation of Finansbank goodwill and other intangible assets recognised upon acquisition from TRY to Euro and amounted to €(272) million.

The Group’s additions to goodwill, software and other intangible assets during the period amounted to €45.029 whereas the net disposals and write offs amounted to €(5.447), while the corresponding figures for the Bank, are €17.086 and NIL respectively.

NOTE 7:                                    Property & equipment

The Group’s additions to the property and equipment during the period amounted to €111.907 whereas the net disposals and write offs amounted to €(25.719).

The Bank’s additions to the property and equipment during the period amounted to €36.343 whereas the net disposals and write offs amounted to €(17.627).

Notes to the Financial Statements

Group and Bank

NOTE 8:                                    Due to customers

	Group		Bank
	30.06.2008	31.12.2007	30.06.2008	31.12.2007
Deposits:
Individuals	49.673.123	46.534.844	42.209.757	39.370.563
Corporates	10.702.404	11.190.529	7.039.862	7.201.764
Government and agencies	2.648.310	2.150.001	2.464.420	2.047.732
Total deposits	63.023.837	59.875.374	51.714.039	48.620.059
Securities sold to customers under agreements to repurchase	109.672	72.856	115.271	131.789
Other	781.468	582.181	627.305	507.822
Total	63.914.977	60.530.411	52.456.615	49.259.670

NOTE 9:                                    Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Taxes may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets. The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Capital Commitments

	Group		Bank
	30.06.2008	31.12.2007	30.06.2008	31.12.2007

Commitments to extend credits	20.610.686	19.230.956	16.599.439	14.884.889
Standby letters of credit and financial guarantees written	6.790.105	6.550.513	3.952.677	3.779.326
Commercial letters of credit	928.407	857.967	144.481	130.219
Total	28.329.198	26.639.436	20.696.597	18.794.434

d. Assets pledged

Assets pledged as collaterals	3.426.247	3.443.360	3.086.460	2.755.558

e. Operating lease commitments

No later than 1 year	64.821	61.119	21.387	20.449
Later than 1 year and no later than 5 years	225.611	209.233	69.226	63.185
Later than 5 years	148.581	161.248	72.735	62.172
Total	439.013	431.600	163.348	145.806

Notes to the Financial Statements

Group and Bank

NOTE 10:                             Share capital and treasury shares

Share Capital – Ordinary Shares

The total number of ordinary shares as at 30 June 2008 and 31 December 2007 was 496.654.269 and 477.198.461 respectively with a nominal value of €5 per share.

Following the resolution of the Bank’s Annual General Meeting of the Shareholders held on 15 May 2008, the Bank issued 19.067.838 new shares with a nominal value of €5 per share to existing shareholders without payment, instead of additional €1 dividend for the year 2007, at a ratio of four new shares for every one hundred shares owned.

On 26 June 2008, the Board of Directors of the Bank approved the share capital increase by €1.940 through the issue of 387.970 ordinary shares derived from the exercise of stock options under Program B.

After the share capital increases the ordinary share capital amounts to €2.483.271 and divided to 496.654.269 shares.

Share Capital – Preference Shares

On 6 June 2008, following the resolution of the Bank’s Annual General Meeting of the Shareholders held on 15 May 2008 which approved the issue of redeemable preference shares of up to €1,5 billion, the Board o f Directors of the Bank issued 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, which were offered in the form of American Depositary Shares in the United States, at a price of USD25 per preference share (equivalent to €16,11). The total proceeds of the offering amounted to USD625 million or €402,7 million. The annual dividend rate is set to USD2,25 per Preference Share.

The American Depositary Shares are evidenced by American Depositary Receipts and are listed on the New York Stock Exchange.

Following the said increase, the total paid-up share capital of the Bank amounted to €2.490.771 divided into a) 496.654.269 ordinary shares of a par value of €5 each, and b) 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, of a par value of €0,30 each.

Treasury shares

At 30 June 2008, the Bank and certain subsidiaries held 645.291 NBG shares as part of their investment activity representing 0.13% of the issued share capital (31 December 2007: 0,11% of the issued share capital).

Furthermore, the Bank’s Annual General Meeting of the Shareholders held on 17 April 2008, approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Companies Act 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from 25 May 2008 through 24 May 2009, at a minimum price of €5 and a maximum of €60 per share.

	Group		Bank
	No of shares	€ ’000s	No of shares	€ ’000s
At 1 January 2007	882.560	26.826	135.000	4.490
Acquisition of subsidiary	5.110	202	—	—
Purchases	1.758.970	71.117	448.110	16.992
Sales	(1.975.491)	(78.170)	(583.110)	(21.482)
At 30 June 2007	671.149	19.975	—	—
Movement from 01.07.2007 to 31.12.2007	(168.649)	1.626	502.500	21.601
At 31 December 2007	502.500	21.601	502.500	21.601

Purchases	2.133.689	75.964	—	—
Sales	(1.990.898)	(71.739)	—	—
At 30 June 2008	645.291	25.826	502.500	21.601

NOTE 11:                             Dividend per share

The Bank’s annual ordinary general meeting of its shareholders held on 17 April 2008 approved the distribution of a €1,4 dividend per share for the financial year 2007. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athex session of 15 May 2008. As of 16 May 2008, the Bank’s shares are traded ex-2007 dividend.

In accordance with the resolution of the Bank’s general meeting of its shareholders held on 15 May 2008 the amount of €0,40 was paid in cash while for the remaining €1, the shareholders received new shares without payment at a ratio of four new shares for every one hundred shares owned.

Notes to the Financial Statements

Group and Bank

NOTE 12:                             Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 June 2008 and 31 December 2007 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those individuals, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information.

As at 30 June 2008, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €33 million, €199 million, €1 million and €20 million respectively (31 December 2007: €43 million, €326 million, €2 million and €33 million respectively), whereas the corresponding figures at the Bank level amounted to €14 million, €137 million, €NIL and €NIL respectively (31 December 2007: €13 million, €138 million, €NIL and €NIL respectively).

Total compensation to related parties amounted to €13,1 million (30 June 2007: €11,5 million) for the Group and to €4,1 million (30 June 2007: €2,6 million) for the Bank. Compensation includes salaries and other short-term benefits of €11,4 million, post employment benefits of €1,6 million, as well as termination benefits of €0,1 million for the Group, and salaries and other short-term benefits of €3,4 million and post employment and other long-term benefits of €0,7 million for the Bank.

b. Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associated companies are set out in the table below. At a Group level, only transactions with associated companies are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
Transactions with subsidiaries and associate companies	30.06.2008	31.12.2007	30.06.2008	31.12.2007

Assets
Loans and advances to customers	30.256	44.768	5.095.958	4.049.838

Liabilities
Due to customers	12.447	22.950	4.568.553	4.966.156

Letters of guarantee, contingent liabilities and other off balance sheet accounts	45.908	49.804	195.663	154.537

	6 month period ended		6 month period ended
	30.06.2008	30.06.2007	30.06.2008	30.06.2007
Income Statement
Interest and commission income	1.136	1.518	99.155	73.287
Interest and commission expense	1.932	3.448	147.536	128.654

Notes to the Financial Statements

Group and Bank

NOTE 13:                             Acquisitions & other capital transactions

On 3 January 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Beograd approved the merger of the two banks through the absorption of the second by the first. The merger was approved by the Central Bank of Serbia on 5 February 2008 and was completed on 14 February 2008.

In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Dollar) and NBG Finance (Sterling).

On 21 April 2008, the Bank acquired 7.340.000 shares in the Greek Postal Savings Bank (PSB) via the Athex at a price of €13,25 per share. The shares acquired correspond to a 5,16% shareholding in PSB. Together with the 816.000 PSB shares (0,57% of PSB share capital) already owned by NBG, NBG’s total shareholding in PSB has increased to 5,73%.

On 26 June 2008 the Board of Directors of the Bank and P&K Investment Services S.A. decided the merger of the two companies through absorption of the latter by the Bank. The date of the Merger Balance Sheets has been set as 30 June 2008. The Bank holds 100% of P&K Investment Services S.A. shares and therefore the Bank’s share capital will not increase following the completion of the merger.

NOTE 14:                             Capital adequacy

From 1 January 2008 onwards the capital adequacy ratios are calculated in accordance with the Basel II provisions. The Group and the Bank ratios for capital adequacy purposes are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

	Group		Bank
Capital adequacy (amounts in € million)	30.06.2008	31.12.2007	30.06.2008	31.12.2007
Capital:	Basel II	Basel I	Basel II	Basel I
Upper Tier I capital	6.896	6.749	7.102	6.351
Lower Tier I capital	1.632	1.190	—	—
Deductions	(2.694)	(3.058)	(103)	(201)
Tier I capital	5.834	4.881	6.999	6.150
Upper Tier II capital	225	335	1.418	1.470
Lower Tier II capital	316	340	174	178
Deductions	(56)	(129)	(539)	(529)
Total capital	6.319	5.427	8.052	7.269

Total risk weighted assets	58.912	52.961	41.437	42.535

Ratios:
Tier I	9,9%	9,2%	16,9%	14,5%
Total	10,7%	10,2%	19,4%	17,1%

Notes to the Financial Statements

Group and Bank

NOTE 15:                             Group Companies

		Group %		Bank %
		30.06.2008	31.12.2007	30.06.2008	31.12.2007

National P&K Securities S.A.	Greece	100,00%	100,00%	59,32%	59,32%
Ethniki Kefalaiou S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	100,00%	100,00%	93,33%	93,33%
National Mutual Fund Management S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	100,00%	100,00%	100,00%	100,00%
ASTIR Palace Vouliagmenis S.A.	Greece	78,06%	78,06%	78,06%	78,06%
Grand Hotel Summer Palace S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	70,00%	70,00%	—	—
National Insurance Brokerage S.A.	Greece	95,00%	95,00%	—	—
P&K S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	99,73%	99,57%	91,83%	91,67%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	61,64%	61,55%	2,55%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	99,63%	99,48%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	99,63%	99,48%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	86,21%	80,97%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	99,30%	98,58%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	99,73%	99,57%	—	—
Finans Malta Holdings Ltd (*)	Malta	99,73%	99,57%	—	—
Finansbank Malta Ltd (*)	Malta	99,73%	99,57%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	99,93%	99,93%	—	—
Interlease E.A.D., Sofia	Bulgaria	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A.	Romania	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	99,05%	98,88%	99,05%	98,88%
Eurial Leasing S.A.	Romania	70,00%	70,00%	70,00%	70,00%
S.C. Garanta Asigurari S.A.	Romania	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad	Serbia	100,00%	100,00%	100,00%	100,00%
National Bank of Greece a.d. Beograd	Serbia	—	100,00%	—	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	99,67%	99,50%	94,32%	91,45%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	United Kingdom	100,00%	100,00%	—	—
NBG Finance Plc	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	United Kingdom	100,00%	—	100,00%	—
NBG Finance (Sterling) Plc	United Kingdom	100,00%	—	100,00%	—
NBG Funding Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	United Kingdom	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements

Notes to the Financial Statements

Group and Bank

NOTE 16:                             Events after the balance sheet date

Following legislation passed in April 2008, the Bank’s main pension plan, defined contribution plan (scheme), was as of 1 August 2008 incorporated into the main pension branch of the state-sponsored social security fund IKA – ETAM. Pursuant to this legislation, the Bank will pay additional social security contributions of €25,5 million per year into IKA – ETAM for 15 years starting from December 2009. The Bank has contested these payments as unfair compared to those imposed to other banks and has reserved all legal rights. The April 2008 legislation also prescribes that employer contributions made by the Bank to the existing funds merged into IKA – ETAM, will be reduced every three years in equal increments, starting in 2013 from 26,5%, until they reach 13,33% for employees who joined any social security plan prior to 1 January 1993. Employee contributions, for employees insured by any social security fund before 1 January 1993, will be reduced to 6,67% in the same period, from 11%.

The main post retirement and health plan of Ethniki Hellenic General Insurance Co (“EH”) was also incorporated into the main pension branch of the state-sponsored social security fund IKA – ETAM as of 1 August 2008. Employer contributions made by EH to the existing funds merged into IKA – ETAM, will be reduced every three years in equal increments until they are reduced to 13,33% from 20% for employees who joined any social security plan prior to 1 January 1993.

On 16 July 2008, the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A. The total consideration agreed, amounted to €11,4 million.

On 19 August 2008, the Bank accepted the proposal of FIBA Holdings AS (the sellers) to acquire the remaining shares of Finansbank held by the sellers, as provided for in the shareholders agreement between the Bank and the sellers. The exercise price will be determined based on formulas in accordance with the agreement.

For the period from 1 July to 25 August 2008, the Bank acquired 1,32 million own shares at average prices ranging from €25,35 to €29,67.

NOTE 17:                             Foreign exchange rates

		Fixing	Average
FROM	TO	30.06.2008	1.1 - 30.06.2008

ALL	EUR	0,00819	0,00830
BGN	EUR	0,51130	0,51193
EGP	EUR	0,11752	0,12134
GBP	EUR	1,26223	1,29184
MKD	EUR	0,01635	0,01638
RON	EUR	0,27461	0,27366
TRY	EUR	0,51752	0,53249
USD	EUR	0,63436	0,65408
RSD	EUR	0,01266	0,01231
ZAR	EUR	0,08102	0,08588

NOTE 18:                             Reclassifications and restatements

Certain amounts in prior periods have been reclassified to conform to the current presentation.

Balance Sheet

	Bank
	31.12.2007
€ 000’s	As restated	As previously reported	Reclassified

Due to banks	8.935.585	9.033.985	(98.400)
Other borrowed funds	3.482.135	3.383.735	98.400
Total liabilities	64.523.029	64.523.029	—

Summary financial data

Group and Bank

  National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM JANUARY 1, 2008 TO JUNE 30, 2008

( In accordance with Decision 6/448/11.10.2007 of the Capital Market Commission )
( amounts in thousand EUR )

Company Information

Headquarters:	86, Aiolou Str., 102 32 Athens
Register Numbers of S.A.	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	August 28, 2008
Certified Public Accountant - Auditor:	Nicolaos C. Sofianos (RN SOEL 12231)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A. Assurance & Advisory Services
Auditors’s review report:	Unqualified opinion
Issue Date of auditors’s review report:	August 29, 2008
Website:	www.nbg.gr

The financial data and information listed below provide a summarized view of the financial position and results of National Bank of Greece and its Group. We therefore suggest to the user, before proceeding to any investment decision or other transaction with the Bank, to visit National Bank of Greece’s web-site (www.nbg.gr), where Financial Statements prepared in accordance with IFRS are published, together with the report of the Auditors when required.

Balance Sheet

	Group		Bank
	30.06.2008	31.12.2007	30.06.2008	31.12.2007
Assets
Cash and balances with central banks	3.970.424	6.109.648	1.886.620	4.135.632
Treasury bills and other eligible bills	327.935	228.001	200.884	67.142
Due from banks (net)	2.764.725	3.689.849	4.485.276	4.318.696
Financial assets at fair value through P&L	11.378.558	12.139.287	10.327.714	10.981.488
Derivative financial instruments	918.830	394.904	782.596	331.206
Loans and advances to customers (net)	59.859.367	54.693.204	43.584.030	39.568.570
Investment securities	6.211.842	4.626.548	4.207.529	2.537.345
Investment property	151.417	153.628	—	160
Investments in subsidiaries	—	—	6.495.028	6.434.777
Investments in associates	90.842	73.586	21.586	21.492
Goodwill, software & other intangible assets	2.669.743	2.933.103	87.910	80.200
Property & equipment	1.941.108	1.936.815	946.820	955.572
Deferred tax assets	391.073	288.330	258.379	156.486
Insurance related assets and receivables	763.124	789.932	—	—
Current income tax advance	185.854	115.986	185.854	115.986
Other assets	2.799.717	2.097.474	1.899.228	1.354.198
Non current assets held for sale	116.702	115.279	—	—
Total assets	94.541.261	90.385.574	75.369.454	71.058.950

Liabilities
Due to banks	10.667.895	10.373.844	8.879.579	8.935.585
Derivative financial instruments	975.550	1.071.806	692.780	580.062
Due to customers	63.914.977	60.530.411	52.456.615	49.259.670
Debt securities in issue	2.102.958	2.289.735	—	—
Other borrowed funds	1.630.571	1.723.046	3.403.956	3.482.135
Insurance related reserves and liabilities	2.181.159	2.167.621	—	—
Deferred tax liabilities	422.779	247.473	278.939	133.731
Retirement benefit obligations	221.321	239.382	107.662	110.540
Current income tax liabilities	17.112	37.029	—	—
Other liabilities	3.672.631	3.156.757	2.471.978	2.021.306
Liabilities held for sale	8.273	6.535	—	—
Total liabilities	85.815.226	81.843.639	68.291.509	64.523.029

Shareholders´ Equity
Share capital	2.490.771	2.385.992	2.490.771	2.385.992
Share premium account	2.682.084	2.292.753	2.682.084	2.292.753
Less: Treasury shares	(25.826)	(21.601)	(21.601)	(21.601)
Reserves and retained earnings	1.553.935	1.813.276	1.926.691	1.878.777
Equity attributable to NBG shareholders	6.700.964	6.470.420	7.077.945	6.535.921

Minority interest	507.550	507.889	—	—
Preferred securities	1.517.521	1.563.626	—	—
Total equity	8.726.035	8.541.935	7.077.945	6.535.921

Total equity and liabilities	94.541.261	90.385.574	75.369.454	71.058.950

Income Statement

	Group				Bank
	01.01-30.06.2008	01.01-30.06.2007	01.04-30.06.2008	01.04-30.06.2007	01.01-30.06.2008	01.01-30.06.2007	01.04-30.06.2008	01.04-30.06.2007
Interest & similar income	3.341.211	2.743.217	1.685.436	1.410.087	2.019.315	1.705.734	1.029.176	881.807
Interest expense & similar charges	(1.611.806)	(1.299.864)	(810.626)	(674.956)	(1.042.335)	(835.126)	(531.249)	(440.690)
Net interest income	1.729.405	1.443.353	874.810	735.131	976.980	870.608	497.927	441.117
Fee and commission income	416.473	404.554	212.662	205.343	149.698	166.559	80.012	84.670
Fee and commission expense	(40.059)	(40.221)	(24.184)	(21.793)	(17.222)	(20.574)	(12.270)	(3.754)
Net fee and commission income	376.414	364.333	188.478	183.550	132.476	145.985	67.742	80.916
Earned premia net of reinsurance	330.786	379.319	175.455	196.139	—	—	—	—
Net claims incurred	(235.315)	(329.387)	(108.150)	(172.803)	—	—	—	—
Earned premia net of claims and commissions	95.471	49.932	67.305	23.336	—	—	—	—
Dividend income	12.356	10.259	9.856	7.516	79.586	28.475	42.143	23.699
Net trading income & results from investment securities	38.308	280.659	14.440	220.473	(21.345)	221.812	(51.521)	175.125
Net other operating income	25.970	85.509	6.360	31.897	276	5.279	(12.802)	4.212
Total operating income	2.277.924	2.234.045	1.161.249	1.201.903	1.167.973	1.272.159	543.489	725.069
Personnel expenses	(658.469)	(651.865)	(337.485)	(342.902)	(398.995)	(423.582)	(204.799)	(226.992)
General, administrative & other operating expenses	(354.668)	(318.945)	(182.810)	(168.544)	(141.296)	(125.380)	(76.268)	(64.293)
Depreciation, amortisation & impairment charges of fixed assets	(76.073)	(65.068)	(39.185)	(32.641)	(36.434)	(30.706)	(18.906)	(15.805)
Amortisation of intangible assets recognised on business combinations	(13.801)	(12.505)	(6.628)	(6.326)	—	—	—	—
Finance charge on put options of minority interests	(7.136)	(7.248)	(3.020)	(3.624)	(7.136)	(7.248)	(3.020)	(3.624)
Impairment losses on loans & advances	(180.490)	(167.013)	(92.502)	(85.010)	(126.513)	(124.969)	(63.458)	(64.330)
Share of profit of associates	208	16.675	103	11.629	—	—	—	—
Profit before tax	987.495	1.028.076	499.722	574.485	457.599	560.274	177.038	350.025
Tax expense	(162.680)	(136.911)	(79.945)	(70.383)	(74.866)	(55.720)	(20.035)	(36.409)
Profit for the period	824.815	891.165	419.777	504.102	382.733	504.554	157.003	313.616

Attributable to:
Minority interests	11.259	13.460	7.286	6.907	—	—	—	—
NBG equity shareholders	813.556	877.705	412.491	497.195	382.733	504.554	157.003	313.616

Earnings per share:
Basic	€1,4617	€1,5954	€0,6981	€0,8693	€0,7719	€1,0212	€0,3166	€0,6348
Diluted	€1,4571	€1,5918	€0,6960	€0,8673	€0,7695	€1,0189	€0,3157	€0,6333

Cash Flow Statement

	Group		Bank
	01.01-30.06.2008	01.01-30.06.2007	01.01-30.06.2008	01.01-30.06.2007
Net cash flow from / (used in):
Operating activities	(962.808)	873.980	(622.102)	909.776
Investing activities	(2.249.873)	(2.205.331)	(1.872.171)	(1.537.967)
Financing activities	(115.121)	193.056	187.926	242.274
Effect of foreign exchange rate changes on cash and cash equivalents	(126.334)	176.813	(14.535)	46.193
Net increase / (decrease) in cash and cash equivalents	(3.454.136)	(961.482)	(2.320.882)	(339.724)

Cash and cash equivalents at beginning of period	6.164.920	4.943.481	5.456.449	3.597.115
Cash and cash equivalents at end of period	2.710.784	3.981.999	3.135.567	3.257.391

Statement of Changes in Equity

	Group		Bank
	01.01-30.06.2008	01.01-30.06.2007	01.01-30.06.2008	01.01-30.06.2007

Balance at beginning of period	8.541.935	8.832.904	6.535.921	6.118.548
Changes during the period:
Net profit for the period	813.556	877.705	382.733	504.554
Share capital increase & Share capital premium account	494.110	—	494.110	—
Net change in treasury shares	(4.225)	6.851	—	4.490
Net income / (loss) recognised directly in equity	(682.707)	193.341	(48.802)	10.385
Other changes	(245.644)	(1.386.204)	(95.339)	(42.739)
Prior year dividends	(190.651)	(474.608)	(190.678)	(475.287)
Minority interests	(339)	(457.644)	—	—
Balance at end of period	8.726.035	7.592.345	7.077.945	6.119.951

Athens, August 28, 2008

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE VICE CHAIRMAN OF THE BOARD OF DIRECTORS
AND CHIEF EXECUTIVE OFFICER	AND DEPUTY CHIEF EXECUTIVE OFFICER

EFSTRATIOS - GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS

The Board of Directors

Executive Members
Efstratios (Takis) - Georgios A. Arapoglou	Chairman of the Board of Directors - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman of the Board of Directors - Deputy Chief Executive Officer

Non executive Members
Achilleas D. Mylonopoulos	Employees’ representative
Ioannis P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School & Legal Counsellor
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman of Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
Constantinos D. Pilarinos	Economist
Drakoulis K. Fountoukakos - Kyriakakos	Entrepreneur, Chairman of K.E.M.E. EBEA
George I. Mergos	Professor, University of Athens and Governor of IKA (Social Security Fund)
Ploutarhos K. Sakellaris	Professor, University of Athens and Chairman, Council of Economic Advisors

Note: On 28 August 2008, Mr Panagiotis Drosos was elected as a member of the Board following the resignation of Mr Ploutarhos K. Sakellaris on 1 August 2008.

Consolidated Companies

Subsidiaries (fully consolidated)	Headquarters	% participation	Unaudited Tax Years
National P&K Securities S.A.	Greece	100,00%	2003-2007
Ethniki Kefalaiou S.A.	Greece	100,00%	2006-2007
N.B.G. Asset Management Mutual Funds S.A.	Greece	100,00%	2005-2007
Ethniki Leasing S.A.	Greece	100,00%	2001-2007
National Mutual Fund Management S.A.	Greece	100,00%	2003-2007
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100,00%	2003-2007
NBG Greek Fund Ltd	Cyprus	100,00%	1999-2007
ETEBA Emerging Markets Fund Ltd	Cyprus	100,00%	1999-2007
ETEBA Estate Fund Ltd	Cyprus	100,00%	1999-2007
ETEBA Venture Capital Management Co Ltd	Cyprus	100,00%	1999-2007
NBG Bancassurance S.A.	Greece	100,00%	2003-2007
The South African Bank of Athens Ltd	South Africa	99,67%	2006-2007
National Bank of Greece (Cyprus) Ltd	Cyprus	100,00%	2006-2007
National Securities Co (Cyprus) Ltd	Cyprus	100,00%	—
NBG Management Services Ltd	Cyprus	100,00%	2003-2007
Stopanska Banka A.D., Skopje	F.Y.R.O.M.	94,64%	2005-2007
United Bulgarian Bank A.D., Sofia (UBB)	Bulgaria	99,91%	2005-2007
UBB Asset Management	Bulgaria	99,92%	2004-2007
UBB Insurance Broker	Bulgaria	99,93%	2007
NBG International Ltd	United Kingdom	100,00%	2006-2007
NBG International Inc (NY)	U.S.A.	100,00%	2000-2007
NBGI Private Equity Ltd	United Kingdom	100,00%	2007
NBG Finance Plc	United Kingdom	100,00%	2006-2007
Interlease E.A.D., Sofia	Bulgaria	100,00%	2005-2007
Interlease Auto E.A.D.	Bulgaria	100,00%	2006-2007
ETEBA Bulgaria A.D., Sofia	Bulgaria	100,00%	—
ETEBA Romania S.A.	Romania	100,00%	2000-2007
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	—
NBG Luxfinance Holding S.A.	Luxembourg	100,00%	—
Innovative Ventures S.A. (I-Ven)	Greece	100,00%	2003-2007
NBG Funding Ltd	United Kingdom	100,00%	—
Banca Romaneasca S.A.	Romania	99,05%	2006-2007
Ethniki Hellenic General Insurance S.A.	Greece	100,00%	2006-2007
Ethniki Insurance (Cyprus) Ltd	Cyprus	100,00%	2007
Ethniki General Insurance (Cyprus) Ltd	Cyprus	100,00%	2007
S.C. Garanta Asigurari S.A.	Romania	94,96%	2003-2007
Audatex Hellas S.A.	Greece	70,00%	2005-2007
National Insurance Brokerage S.A.	Greece	95,00%	2003-2007
ASTIR Palace Vouliagmenis S.A.	Greece	78,06%	2006-2007
Grand Hotel Summer Palace S.A.	Greece	100,00%	2006-2007
NBG Training Center S.A.	Greece	100,00%	2006-2007
Ethnodata S.A.	Greece	100,00%	2005-2007
KADMO S.A.	Greece	100,00%	2003-2007
DIONYSOS S.A.	Greece	99,91%	2003-2007
EKTENEPOL Construction Company S.A.	Greece	100,00%	2001-2007
Mortgage, Touristic PROTYPOS S.A.	Greece	100,00%	2003-2007
Hellenic Touristic Constructions S.A.	Greece	77,76%	2003-2007
Ethnoplan S.A.	Greece	100,00%	2005-2007
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100,00%	1991-2007
NBGI Private Equity Funds	United Kingdom	100,00%	2007
NBG International Holdings B.V.	Netherlands	100,00%	—
EURIAL Leasing S.A.	Romania	70,00%	2007
Finansbank A.S.	Turkey	99,73%	2002-2007
Finansbank Malta Ltd	Malta	99,73%	2005-2007
Finans Malta Holdings Ltd	Malta	99,73%	2006-2007
Finans Finansal Kiralama A.S. (Finans Leasing)	Turkey	61,64%	2002-2007
Finans Yatirim Menkul Degerler A.S. (Finans Invest)	Turkey	99,63%	2002-2007
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management)	Turkey	99,63%	2002-2007
Finans Yatirim Ortakligi A.S. (Finans Investment Trust)	Turkey	86,21%	2003-2007
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech)	Turkey	99,30%	2005-2007
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	99,73%	2007
Vojvodjanska Banka a.d. Novi Sad	Serbia	100,00%	2006-2007
P&K S.A.	Greece	100,00%	2006-2007
NBG Leasing d.o.o. - Belgrade	Serbia	100,00%	2005-2007
NBG Services d.o.o. - Belgrade	Serbia	100,00%	2007
CPT Investments Ltd	Cayman Islands	50,10%	2007
NBG Finance (Dollar) Plc	United Kingdom	100,00%	—
NBG Finance (Sterling) Plc	United Kingdom	100,00%	—

Associated (equity method of consolidation)	Headquarters	% participation	Unaudited Tax Years
Social Securities Funds Management S.A.	Greece	40,00%	2000-2007
Phosphate Fertilizers Industry S.A.	Greece	22,02%	2001-2007
Larko S.A.	Greece	36,43%	2002-2007
Siemens Enterprise Communications A.E.	Greece	30,00%	2006-2007
Eviop Tempo S.A.	Greece	21,21%	2004-2007
Teiresias S.A.	Greece	39,34%	2003-2007
Hellenic Countryside S.A.	Greece	20,23%	2003-2007
Pella S.A.	Greece	20,89%	2002-2007
Planet S.A.	Greece	31,18%	2003-2007
Europa Insurance Co. S.A.	Greece	28,00%	2005-2007
UBB AIG Insurance & Reinsurance Company	Bulgaria	59,97%	2006-2007
UBB AIG Life Insurance Company	Bulgaria	59,97%	2006-2007
Drujestvo za Kasova Deinost A.D. (Cash Service Company)	Bulgaria	24,98%	—

Notes

1) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (IFRS) and are the same with those applied in the 2007 financial statements.

2) The parent company has been audited by the tax authorities up to and including 2004.

3) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group. As at 30.06.2008, the provisions for cases under litigation recognized by the Group and the Bank, amounted to €16,2 million and €10,4 million respectively while the provisions for operating risk, forfeiture of letters of guarantee and other provisions amounted to €100,7 million and €41,1 million respectively.

4) The number of Group and Bank employees as at 30 June 2008 was 35.636 and 13.891 respectively (30 June 2007: 33.721 and 13.559 respectively).

5) Related party transactions and balances as defined in IAS 24 are analyzed as follows: Amounts due from and owed to as well as income from and expenses to and off-balance sheet items with associated companies of the Group, as at 30.06.2008, amounted to €30 million, €12 million, €1 million, €2 million and €46 million respectively. The corresponding balances and transactions with subsidiaries and associated companies of the Bank as at 30.06.2008 were €5.096 million, €4.569 million, €99 million, €148 million and €196 million respectively. Loans, deposits, other payables, letters of guarantee and total compensation of members of the Board of Directors and members of management of Group companies amounted as at 30.06.2008 to €33 million, €199 million, €1 million, €20 million and €13 million respectively, and for the Bank alone the corresponding amounts (excluding other payables and letters of guarantee which are nil) amounted to €14 million, €137 million and €4 million.

6) Acquisitions, disposals & other capital transactions:

(a) On 3 January 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Beograd approved the merger of the two banks through the absorption of the second by the first. The merger was approved by the Central Bank of Serbia on 5 February 2008 and was completed on 14 February 2008.

(b) In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Sterling) and NBG Finance (Dollar).

(c) On 21 April 2008, the Bank acquired 7.340.000 shares in the Greek Postal Savings Bank (PSB) via the Athex at a price of €13,25 per share. The shares acquired correspond to a 5,16% shareholding in PSB. Together with the 816.000 PSB shares (0,57% of PSB share capital) already owned by NBG, NBG’s total shareholding in PSB has increased to 5,73%.

(d) On 26 June 2008 the Board of Directors of the Bank and P&K Investment Services S.A. decided the merger of the two companies through absorption of the latter by the Bank. The date of the Merger Balance Sheets has been set as 30 June 2008. The Bank holds 100% of P&K Investment Services S.A. shares and therefore the Bank’s share capital will not increase following the completion of the merger.

The above events are reflected in the Note 13 of the interim financial statements as at 30 June 2008.

7) Of all companies consolidated as at 30.06.2008:
a) Fully consolidated: NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc are consolidated for the first time on 31.03.2008. CPT Investments Ltd was consolidated for the first time on 31.12.2007. NBG Services d.o.o. – Belgrade and Finans Emeklilik ve Hayat A.S. (Finans Pension) were consolidated for the first time on 30.09.2007. From the companies consolidated on 30.06.2007, National Bank of Greece a.d. Beograd is no longer consolidated due to its merger through absorption by Vojvodjanska Banka a.d. Novi Sad, P&K Securities S.A. is no longer consolidated due to its merger through absorption by National Securities S.A.

b) Equity method: From the companies included in the 30.06.2007 consolidation ZYMH A.E. and KARIERA A.E. are no longer included due to their disposal.

c) There are no entities exempted from the consolidated financial statements.

d) There have been no changes in the method of consolidation since the previous annual financial statements.

8) The following amounts have been recognised directly in the Group’s equity in the 6-month period ended 30.06.2008: €(437) million relating to currency translation differences, €(195) million relating to the measurement at fair value of available for sale investments, €11 million relating to share based payments, €(5) million relating to losses from the disposal of treasury shares and €(62) million relating to cash flow and net investment hedge. Furthermore, under line “Share capital increase and share capital premium account” is included the amount of €(12) million relating to share capital issue costs. The corresponding amounts for the Bank are €(0,5) million, €(61) million, €11 million, €NIL, €1,5 million and €(12) million respectively.

9) As at 30.06.2008 the Group and the Bank held 645 thousand and 503 thousand treasury shares respectively, with acquisition cost €26 million and €22 million respectively.

10) Other events:

a) On 16 July 2008, the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A. The total consideration agreed, amounted to €11,4 million.

b) On 19 August 2008, the Bank accepted the proposal of FIBA Holdings AS (the sellers) to acquire the remaining shares of Finansbank held by the sellers, as provided for in the shareholders agreement between the Bank and the sellers. The exercise price will be determined based on formulas in accordance with the agreement.

c) For the period from 1 July to 25 August 2008, the Bank acquired 1,32 million own shares at averages prices ranging from €25,35 to €29,67.

11) Certain amounts as at 31.12.2007 were reclassified in order to render them comparable to the respective amounts of 30.06.2008. This reclassification has no impact in P&L and Equity. Details are included in Note 18 of the interim financial statements as at 30 June 2008.

THE CHIEF FINANCIAL	THE CHIEF ACCOUNTANT
AND CHIEF OPERATING OFFICER

ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 29th August, 2008

Efstratios-Georgios (Takis) Arapoglou
Chairman - Chief Executive Officer